October 27, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Atea Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed October 9, 2020
Registration No. 333-249404

Dear Mr. Gabor:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on October 29, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Atea Pharmaceuticals, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Peter Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, Atea Pharmaceuticals, Inc.

By:	/s/ Jean-Pierre Sommadossi, Ph.D.
Jean-Pierre Sommadossi, Ph.D. President and Chief Executive Officer

cc:	Wesley Holmes, Esq.

Peter Handrinos, Esq.